                                    [GRAPHIC]

                                   Allstate/R/
                                   FINANCIAL


June 20, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:Allstate Financial Advisors Separate Account I ("Registrant")
       Allstate Life Insurance Company ("Depositor")
       Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-referenced registration statement ("Registration Statement") under the Securities Act of 1933 ("Securities Act"). The Registration Statement is marked to show revisions to the initial filing made on April 5, 2007.

To facilitate the Commission staff's ("Staff") consideration of the Registration Statement, we set forth the information below.

                           1. Registration Statement

Registrant is filing the Registration Statement for the purpose of responding to Staff comments provided in a letter to the Registrant dated May 29, 2007. Set forth below is a recital of each comment, followed immediately by the Registrant's response.

1. General

   Supplementally disclose the order number permitting recapture of the Purchase Credit.

   RESPONSE: Recapture of the Purchase Credit is permitted to Allstate Life Insurance Company pursuant to Rel. No. IC-24998; File No. 812-12386.

2. Cover Page

   Please disclose on the cover page that the expenses for the contract with the Purchase Credit may be higher than expenses for a contact without the Purchase

   Credit, and that the amount of the credit may be more that offset by the additional fees and charges associated with it.

   RESPONSE: The Registrant has added this disclosure to the cover page. Also, please note that the Registrant has disclosed in the "Introduction" section on page 2 that the expenses for the contract with the Purchase Credit are higher than those for a contract without the Purchase Credit. In the same section, disclosure has been added that the amount of the credit may be more than offset by the additional fees and charges associated with it.

3. Glossary of Terms, pages 3-4

   Although we note your statement that "[m]any terms used within this Prospectus are described within the text where they appear," please consider adding the terms Protected Income Value, Protected Withdrawal Value and Insurance Charge to the Glossary.

   RESPONSE: Disclosure has been revised accordingly.

4. Summary of Contract Fees and Charges pages 5-8

   a. Please use a smaller font for the footnotes here and throughout the prospectus.

   RESPONSE: Disclosure has been revised in the Summary of Contract Fees and Charges section to utilize a smaller font in the footnotes.

   b. So as not to obscure the disclosure required by Item 3 of Form N-4 ("Item 3"), please place all footnotes on the bottom of the relevant page or at the end of the Item 3 disclosure. In this regard, please note that Instruction 9 to Item 3 permits a tabular presentation of the CDSC within the larger table. Also, please move or remove most of the text that surrounds the numeric data in the tables. For example, it is not necessary to include the lines of text following the range of premium tax rates, nor is it necessary for each column following the heading Total Annual Charges of Sub-accounts to disclose that the charges are "per year of the value of each Sub-account."

   RESPONSE: Disclosure has been revised in the Summary of Contract Fees and Charges section to remove text surrounding numeric data from the tables, and the table of Contingent Deferred Sales Charges has been moved to within the larger table.

   c. Please revise the presentation of the current and maximum Transfer Fee to comply with Instruction 5 to Item 3. That instruction states: "[y]ou may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than and does not obscure or impede understanding of, the disclosure of the maximum charge."

   RESPONSE: Disclosure relating to the current and maximum charge for the Transfer Fee has been reformatted.

5. Your Optional Benefit Fees and Charges, page 6

   Please disclose the highest possible charges in the Total Annual Charge columns. See Instruction 5 to Item 3.

   RESPONSE: Disclosure has been revised accordingly, along with the inclusion of disclosure for the current charges.

6. Total Annual Portfolio Operating Expenses, pages 7 - 8

   a. Please update the table for the year ended December 31, 2006 and revise to comply with Release No. 33-8713.

   RESPONSE: Disclosure has been revised accordingly.

   b. Please highlight the statement about where a current prospectus and statement of additional information for each portfolio may be obtained. See
   Item 5(d) of Form N-4.

   RESPONSE: Disclosure has been revised accordingly.

7. Expense Examples, page 9

   a. Please revise the examples to reflect the maximum possible charges for the optional benefits.

   RESPONSE: Disclosure has been revised accordingly.

   b. Please supplementally provide the Staff with the calculations to compute the amounts in the 1 year columns.

   RESPONSE: The calculations to compute the expense examples will be provided to the Staff supplementally.

   c. Please be advised that for the X Series, the fee figures should not include any incremental increase in the fee attributable to the Purchase Credit. (That is, with respect to a 5% Purchase Credit, the example should reflect the fees applicable to the $1,000, not $1,050.

   RESPONSE: The Registrant confirms that for the X Series, the fee figures do not include any incremental increase in the fee attributable to the Purchase Credit.

8. Investment Options, pages 11 - 17

   a. Please disclose the capitalization range of the companies comprising each index mentioned.

   RESPONSE: The Registrant appreciates the opportunity to work with the Staff to improve prospectus disclosure for the benefit of investors. The Registrant respectfully suggests that in this particular instance, the suggested disclosure will not benefit investors for the following reasons.

   At the time of sale the investor receives a portfolio prospectus that contains the information relating to the capitalization ranges of the indices mentioned. Also, in compliance with Item 5 (c) of Form N-4, the prospectus includes a conspicuous statement about from whom a prospectus containing more complete information on each portfolio company may be obtained, and that an investor should read the prospectus carefully before investing.

   In most cases, the name of the portfolio itself suggests the capitalization range, i.e., "small-cap", "mid-cap," or "large-cap." As indicated in the portfolio prospectus, the exact capitalization ranges in dollar figures are subject to change.

   Item 5 (c) of Form N-4 requires a brief description [emphasis added] of each portfolio company, including a brief statement [emphasis added] concerning its investment objectives. The addition of detailed dollar figures of ranges of capitalization would be inconsistent with the letter and spirit of Item 5
   (c).

   The Registrant respectfully suggests that disclosure to this level of detail is not only duplicative with the portfolio prospectus, but will serve to confuse investors with too much detail that will overshadow the requirement of Item 5(c) to provide a brief statement concerning the portfolio's investment objective.

   b. Please define "underlying funds" and "junk bonds" the first time you use the terms.

   RESPONSE: We assume the Staff means "underlying portfolio" and not "underlying funds." Disclosure has been revised to define "Underlying Portfolio" the first time the term is used. Disclosure describing "junk bonds" has been revised to be consistent throughout.

9. Other Fixed Rate Interest Options We May Offer From Time to Time, page 17

   The disclosure about the Enhanced Fixed Rate Option is confusing. Is the only difference between the Enhanced Fixed Rate Option and the One-Year Fixed Option that the former is available with dollar cost averaging? Why is the Enhanced Fixed Rate Option considered "enhanced?" Why do you mention Sub-accounts if this is a fixed rate option, and which Sub-accounts are "permissible?" Please clarify.

   RESPONSE: The Enhanced Fixed Rate Option is offered in conjunction with the Enhanced Dollar Cost Averaging Program. Generally, the Enhanced Fixed Rate Option may offer a higher rate of interest than the One-Year Fixed Rate Option. The Enhanced Fixed Rate Option, as offered through the Enhanced Dollar Cost Averaging Program, involves different terms and conditions than the One-Year Fixed Rate Option. These different terms and conditions are disclosed in the section entitled "Other Fixed Rate Interest Options We May Offer From Time to Time." For example, it may be important to an investor who is considering investing in the Enhanced Fixed Rate Option through the Enhanced Dollar Cost Averaging Program that not all Sub-accounts may be permitted in the Program. Currently, we reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. At this time, all Sub-accounts are permitted in the Program.

10.General Information About the Purchase Credit, page 24

   Please disclose that you expect to make a profit from the Purchase Credit.

   RESPONSE: The Purchase Credit is a credit paid from the general account of the Depositor. It is an expense item and not a source of revenue. While the Depositor expects to make a reasonable profit overall through its offering of the Annuity, the Purchase Credit itself is not a source of profit.

11.Option 2 - Life Income Annuity Option, page 30

   It would seem that this option would be more accurately titled Life Income with 10 Years Guaranteed. Please advise or revise.

   RESPONSE: The title of Option 2 Life Income Annuity Option has been revised to "Option 2 Life Income Annuity with 120 Months Certain Period Option."

12.Living Benefit Programs, pages 31 - 48

   Consider adding a chart comparing the main features of the Guaranteed Minimum Income Benefit (GMIB), TrueIncome, TrueIncome - Spousal and TrueIncome - Highest Daily living benefits. Also, please disclose why a Contract owner would choose one benefit over another.

   RESPONSE: At the end of the section entitled "Do You Offer Programs Designed to Provide Investment Protection for Owners While They Are Alive?" disclosure has been added to further amplify the types of differences that exist among the different living benefits. Because the benefits provide distinct guarantees that are explained in several pages of disclosure, the Registrant respectfully suggests that a chart may serve to oversimplify the benefits, and potentially mislead an investor. Therefore a chart has not been added to the disclosure. The Registrant respectfully suggests that the disclosure is complete and not misleading without such a chart.

13.Stepping-Up the Protected Income Value, page 32

   We note your statement that "[i]f you elect to step-up the Protected Income Value under the program, and on the date you elect the step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charges going forward." Please confirm that the maximum such fees for the GMIB are shown in the fee table.

   RESPONSE: The Registrant hereby confirms that the maximum fee for GMIB is 2.00% as shown in the fee table.

14.Calculation of the Combination 5% Roll-up and Highest Anniversary Value
   Death Benefit, page 49

   We note your statement that the Combination 5% Roll-up and HAV Death Benefit equals the greatest of: 1. the basic Death Benefit and 2. the Highest Anniversary Value Death Benefit described below, and 3.5% Roll-up described below. We are unable to locate the information about the 3.5% Roll-up. Please advise or revise.

   RESPONSE: The disclosure corresponding to the Staff's comments contained a typographical error in the form of a missing return. The return was missing from a third numeric bullet, causing the "5%" appearing immediately after the "3" to appear as "3.5%". The disclosure has been corrected, and the Registrant apologizes for this error.

15.Part C - Items 24. Financial Statements and Exhibits - Exhibits 7 and 8

   According to the Registration Statement, a Form of Reinsurance Contract and a Form of Participation Agreement will be filed by amendment. Please file copies of the actual contract and agreement(s) as required by Item 24 of Form N-4. Also, please supplementally explain how the Reinsurance Contract will affect Contract Owners.

   RESPONSE: Exhibit 7 and 8 of Item 24 of Part C have been revised to include copies of the actual agreements. The Reinsurance Contract will be transparent and will have no effect on Contract Owners, because the contracts will be issued by the Depositor which will be directly liable to Contract Owners.

16.Part C - Item 34. Representation Regarding Contract Expenses

   Please delete all but the first sentence of the paragraph.

   RESPONSE: The disclosure has been revised accordingly.

17.Financial Statements, Exhibits, and Other Information

   Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

   RESPONSE: All financial statements, exhibits, and other required disclosure not included in the initial registration statement have been included in this pre-effective amendment to the registration statement.

In addition to the changes noted above, the Registrant has made certain other non-material changes to the Pre-effective Amendment which are shown as marked revisions in the Registration Statement. The revisions relate primarily to updated portfolio and tax information.

                        2. Timetable for Effectiveness

We appreciate the Staff's efforts in processing the Registration Statement. We believe this Pre-Effective Amendment No. 1 includes all information necessary to complete the Registration Statement, including updated financial statements. We believe that we have been fully responsive to the Staff's comments, that our responses do not raise any additional issues for the Staff's consideration and that, other than those changes requested by the Staff, we have not made any material changes in this Pre-Effective Amendment. Accordingly, Registrant will orally request acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act to June 28, 2007, or as soon thereafter as possible. Registrant and its principal underwriter have authorized their counsel to state on their behalf that they are aware of their obligations under the Securities Act.

Tandy Representation. Accordingly, the Registrant acknowledges that:

.. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

.. the action of the Commission or the staff, acting pursuant to delegation of authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

.. the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               -----------------

We appreciate your review of the Registration Statement. If you have any questions, please do not hesitate to call me at 847/402-9237. Thank you.

Very truly yours,

/s/ ANGELA M. BANDI
-------------------
Angela M. Bandi

Enclosure

cc:Thomas S. Clark, Esq.
   Prudential Financial